Exhibit 99.2

HEXO Corp. (the “Company”) FORM OF PROXY (“PROXY”) Special Meeting June 14, 2023 at 10:00 a.m. (EDT) Virtual: https://virtual-meetings.tsxtrust.com/1521 (the “Meeting”) RECORD DATE: May 5, 2023 CONTROL NUMBER: SEQUENCE#: FILING DEADLINE FOR PROXY: June 12, 2023 at 4:00 p.m. (EDT) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL TSX Trust Company 301—100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Rob Godfrey, an independent Director of the Company, failing which, Hélène Fortin, an independent Director of the Company (the “Management Nominees”), or instead of either of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE— RESOLUTION – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Arrangement Resolution FOR AGAINST To consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is outlined in Appendix “A” of the accompanying management information circular (the “Circular”), approving an arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) involving the Company and Tilray Brands, Inc., the whole as described in the Circular. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE CIRCULAR AND ANY OTHER MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 9. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 10. If a security is held by two or more individuals, then all those registered must sign this proxy. Any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security. 11. If the security holder is a corporation, partnership, trust or other entity, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 12. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration     Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. www.tsxtrust.com VANCOUVER    CALGARY    TORONTO    MONTRÉAL